EXHIBIT 23.2
CONSENT OF INDEPENDENT AUDITORS
We consent to the incorporation by reference in this Registration Statement on Pre-effective Amendment No. 1 to Form S-4 and Prospectus therein of National Money Mart Company, Dollar Financial Corp. and the other registrants thereunder of our report dated February 27, 2009, relating to the consolidated balance sheet of Military Financial Services, LLC as of December 31, 2008, and the related consolidated statements of income, changes in members’ equity, and cash flows for the year then ended which is included in the Current Report on Form 8-K filed by Dollar Financial Corp. on November 18, 2009, and to the use of our name as it appears under the caption “Experts”.
/s/ Crowe Horwath LLP
Lexington, Kentucky
May 20, 2010